February 11, 2014

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Form 10-K for the Fiscal Year Ended June 30, 2013
Form 10-Q for the Period Ended December 31, 2013
File No. 1-34145

Dear Mr. O’Brien:

The L. S. Starrett Company (the “Company”) reviewed your comment letter dated February 5, 2014 and has provided detailed responses to each of your specific comments. The Company advises the staff that it will address staff comments in future filings where applicable.

Form 10-K for the Fiscal Year Ended June 30, 2013

Form 10Q for the Period Ended December 31, 2013

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental responses what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

Revisions included in this response will be incorporated into our future filings, including our interim filings if applicable.

Contractual Obligations, page 16

2.

Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

PRECISION TOOLS • GAGES • SAW BLADES • HAND TOOLS • CUSTOM MEASURING SOLUTIONS • OPTICAL AND VISION MEASURING SYSTEMS • TEST AND MEASUREMENT EQUIPMENT	The L.S. Starrett Company 121 Crescent Street Athol, MA 01331-1915 - USA Tel.: 978 249-3551 / Fax: 978 249-8495 www.starrett.com

Response:

The Company advises the staff it will revise its table of contractual cash obligations in the future Form 10-K filings to include estimated interest payments on its debt. The Company further advises the staff that it will disclose any assumptions made to derive these amounts. The following is an updated table of contractual obligations addressing the staff’s comment for fiscal year ended June 30, 2013.

CONTRACTUAL OBLIGATIONS

The following table summarizes future estimated payment obligations by period.

	Total	<1yr.	1-3yrs.	3-5yrs.	>5yrs.
Debt obligations	$25.8	$1.6	$15.0	$3.1	$6.1
Estimated interest on debt obligations (1)	3.1	0.8	1.5	0.7	0.1
Capital lease obligations	0.3	0.2	0.1	-	-
Operating lease obligations	2.1	1.6	0.5	-	-
Purchase obligations (2)	11.1	10.8	0.2	0.1	-
Total	$42.4	$15.0	$17.3	$3.9	$6.2

(1) Interest obligations are based on a standard 10 year loan amortization schedule for the $15.5 million term loan, and the current outstanding balance of the company's credit line at the current effective interest rate through April-2015 when the current credit line agreement ends. See note 13 for additional details on these debt instruments.

(2) While our purchase obligations are generally cancellable without penalty, certain vendors charge cancellation fees or minimum restocking charges based on the nature of the product or service.

Financial Statements

Notes to the Financial Statements

Note 11 – Income Taxes, page 31

3.

In your Form 10-K for the year ended June 30, 2012, you disclosed the estimated amount of total unremitted earnings was $71.7 million at June 30, 2012. You did not determine the total amount of unrecognized deferred taxes related to these earnings as you permanently invested these earnings overseas. We note that during fiscal 2013 you received a cash dividend from a foreign subsidiary for $2.4 million. At June 30, 2013, the estimated amount of total unremitted earnings of foreign subsidiaries is $69 million. You have no plans to repatriate additional earnings of your foreign subsidiaries and, accordingly, no estimate of the unrecognized deferred taxes related to these earnings has been made. In this regard, please address the following:

a.

Please tell us whether you previously considered the $2.4 million cash dividend received in 2013 to be permanently reinvested. If so, please tell us at what point you determined that this amount would not be;

b.	Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and
c.	Please tell us how you concluded that the remaining $69 million at June 30, 2013 should be considered permanently reinvested in light of your repatriation of the amounts in 2013.

Please refer to paragraph ASC 740-30-25-17.

Response:

Prior to the third quarter of fiscal 2013, the Company had considered all unremitted earnings, including the $2.4 million subsequent dividend, to be permanently invested. During the second quarter of fiscal 2013, management conducted a global risk review exercise as a component of our Sarbanes-Oxley Program. This exercise identified elevated risk due to a high cash balance in our relatively small Australian subsidiary. Since the Australian subsidiary would not require cash to fund any significant capital expenditures in the near future, in February, 2013 management decided and instructed the Australian subsidiary to transact the dividend.

Management continues to consider the remaining unremitted earnings as permanently invested based upon working capital and required reinvestment in buildings and equipment. The Australian subsidiary was the only small distribution subsidiary with a significant cash balance on hand. All other foreign subsidiaries with significant cash balances are manufacturing units with anticipated future capital expenditure funding requirements.

4.

During our review of your Form 10-K for the year ended June 26, 2010, we issued comment 9 in our letter dated January 25, 2011, regarding your domestic cumulative losses and how you determined that it was more likely than not that you would realize your domestic deferred tax assets. In your response letter dated February 23, 2011, you noted that part of the positive evidence that you considered in your assessment as to whether these deferred tax assets would be realizable included post-recession forecasted domestic income in fiscal years 2011 through 2015. In addition, you agreed to provide additional disclosures regarding your assessment of these assets. We note that you continue to report recurring domestic losses for each of the three years ended June 30, 2013, and continue to not record a valuation allowance on your deferred tax assets recorded for domestic federal net operating losses. You believe that the forecasted future taxable income and certain tax planning opportunities make it likely that such net operating losses will be utilized in future periods. In light of your continued domestic losses, please help us better understand how you continued to determine that it is more likely than not that you will realize your domestic deferred tax assets. Please also expand your disclosures to address the following:

●

Please discuss both the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;

●	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
●	Please include an explanation of the anticipated future trends included in your projections of future taxable income;
●	Please provide additional clarity regarding the nature of the tax planning opportunities you are relying upon; and
●

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets, if applicable, will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response:

Total domestic deferred tax assets at June 30, 2013 are $27 million of which $7 million relates to the federal net operating loss and $13 million relates to pension and post-retirement benefits. The Company believes that it is more likely than not that the deferred tax assets will be recognized. The following explains the positive and negative evidence and the use of tax planning that are relied upon in determining that the ability to utilize the deferred tax assets is more likely than not.

Positive evidence:

1.

The Company has a long history of profitability in the US. In the last 5 years, the Company has had domestic losses. US losses in fiscal years 2009 and 2010 were primarily the result of the downturn in the economy. In fiscal years 2012 and 2013, the reason for the domestic losses relate a) to a significant deduction of pension expense which is due to the drop in interest rates and related increase in pension liability under GAAP accepted mark-to-market pension accounting and b) to the decision to close the Company’s operations in South Carolina. Excluding these two items, the Company has had US domestic book profits of $3.0 million. The Company made strategic decisions in fiscal 2013 that has reduced manufacturing costs and lowered selling, general and administrative expenses resulting in a $3.0 million improvement in operating income during the first six months of fiscal 2014 compared to fiscal 2013. These structural cost reductions, coupled with new systems to be implemented in fiscal 2014 and 2015, will provide a sound basis for profit growth.

2.

The Company has in fact reduced the domestic loss with taxable profits in the last three years by $9 million from $28.9 million NOL (net operating loss) at June 30, 2010 to $19.8 million at June 30, 2013.

3.	The loss carryforward does not begin to expire until fiscal year ending June 30, 2029.
4.

The Company is forecasting domestic profits in the current and future years which will utilize all tax loss carryforwards of $20.0 million within the next 3 to 5 years or well within the carryforward period.

5.

A tax planning opportunity available to the Company if it was in danger of allowing the NOL to expire is to revoke its election to use LIFO for calculating its inventory. At June 30, 2013, the use of LIFO reduced the Company’s inventory value by $30 million for tax purposes so the dis-electing of the use of LIFO would increase taxable income by $30 million which would allow it to fully recover the loss carryforwards.

6.

There is a $2 million deferred tax liability related to depreciation which will substantially reverse in the carryforward period and could be used to support the benefit of some of the deferred tax assets.

Negative evidence:

1.	The Company has had domestic book losses in each of the last 5 years.
2.	The Company’s forecast of future profits three years ago has not been met.

Based on the specific and one time reasons for not meeting the profitability forecasts in the last few years, the fact that the Company has utilized over one-quarter of its tax loss carryforward in the last three years, the Company’s forecast of profits going forward and the fact that the Company has a long history of profitable operations, the Company believes that the positive evidence outweighs the negative evidence and that it is more likely than not that the deferred tax assets will be realized. In addition, it is clear that the Company could revoke its LIFO election to fully obtain the benefit of the loss carryforward.

In response to your additional points which are not addressed above, the Company needs to generate $20 million of taxable income to utilize its federal tax loss carryforward as of June 30, 2013. There are also significant deferred tax assets for pension and post-retirement benefits; however, those are not likely to reverse for many years and thus will not create tax deductions to offset book income in the near future.

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, THE L. S. STARRETT COMPANY /s/ Francis J. O’Brien Francis J. O’Brien Treasurer and Chief Financial Officer

cc:  D. Lewandoski: Grant Thornton LLP
       T. Danielski: Ropes & Gray LLP